FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 5, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 5, 2015 – Director/PDMR Shareholding

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2015

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Director/PDMR Shareholding

RNS Number : 6232E

ARM Holdings PLC

05 November 2015

Directors'/PDMRs shareholdings

ARM Holdings plc

4 November 2015

ARM Holdings plc (the "Company") announces that on 31 October 2015 certain PDMRs received shares through the Company's Employee Stock Purchase Plan, as follows:

	Number of shares acquired	Purchase price (pence per share)	Total number of shares held
Andy Smith	950	871	2,470
Peter Hutton	1,193	871	31,193
Jennifer Duvalier	1,461	871	11,508
	Number of ADRs acquired	Purchase price ($ per ADR)	Total number of shares held
Tom Lantzsch	168	40.32	50,604
Dipesh Patel**	66	40.32	54,895

The mid-market closing price of the Company's shares on 30 October 2015 was 1025 pence per share and $47.43 per ADR.

*This is the first maturity date on which US employees have received ADRs instead of ordinary shares.  Each ADR represents 3 ordinary shares.  The total number of shares held by US employees reflects the number of ordinary shares held, which includes ADRs.

**On an announcement released on 5 May 2015 Dipesh Patel's total holding was incorrectly shown as 53,097.  This should have been 54,697.

ENDS